Media release

unaxis

Rule 12g3-2(b) File No. ~~82-5190~~

82-34643

Disclosure of interests in accordance with stock market rules

Pfäffikon SZ, May 10, 2006 – According to an announcement by Lehman Brothers International (Europe), 25 Bank Street, London, E14 5LE, England, dated May 10, 2006, said institution holds a total of 817 438 voting rights, corresponding to 5.78 % of the voting rights in Unaxis Holding AG. 5.25 % of these voting rights are via registered shares (742 438 shares) and 0.53 % are via 75 000 short put options.

For additional information please contact:
Unaxis Management AG
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis – a leading global high-tech corporation
Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

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Unaxis Management AG.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com